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                              January 29, 2021

       Edward Smith
       President, Chief Executive Officer and Director
       SMTC CORP
       7050 Woodbine Avenue
       Markham, Ontario
       Canada L3R 4G8

                                                        Re: SMTC CORP
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 21,
2021
                                                            File No. 000-31051

       Dear Mr. Smith:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on January 21, 2021

       General

   1. Please provide us you analysis of the applicability of Exchange Act Rule 13e-3 to the transaction referenced
in your disclosure. Please cite all authority on which you rely.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edward Smith
SMTC CORP
January 29, 2021
Page 2

       Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any questions.



                                                          Sincerely,
FirstName LastNameEdward Smith
                                                          Division of
Corporation Finance
Comapany NameSMTC CORP
                                                          Office of
Manufacturing
January 29, 2021 Page 2
cc:       Chris Hall
FirstName LastName